UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of December 2024

Commission File Number: 001-36631

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Notice of relevant information dated December 6, 2024

Item 1

RELEVANT INFORMATION

Bogotá, December 06, 2024. Grupo Aval Acciones y Valores S.A (“Grupo Aval” or the “Company”) informs that the Superintendency of Finance of Colombia, through Resolution 2441 of 2024 authorized the Company to issue ordinary notes in the Colombian local market.

The issuance for up to COP 400 billion (Four hundred billion Colombian pesos), has been rated AAA (col) by BRC Ratings, and will be open to the general public exclusively in the Colombian local market. It will include five (5) series, with specific details provided in the Offering Memorandum. The notes will have maturity dates ranging from two (2) to eighteen (18) years since the issuance date.

The offering memorandum is available in Spanish for public review in the National Registry of Securities and Issuers (RNVE) of Colombia and on the Company’s website at:

[https://www.grupoaval.com/bonos](https://www.grupoaval.com/bonos)

This notice is for informational purposes only and no offering of securities is being made into the United States or to U.S. persons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2024

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel